September 28, 2012

Mr. Lyn Shenk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Form 10-K for Fiscal Year Ended December 31, 2011 File No. 001-33166

Dear Mr. Shenk:

This letter is in response to the Staff’s comment letter issued September 6, 2012, with respect to the above-referenced matter concerning Allegiant Travel Company (the “Company”).  The following responds to the item numbers in the Staff’s comment letter:

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Sources and Uses of Cash, page 32

1. Please expand your disclosure to include a comparative analysis of the cash flows attributable to your operating activities, investing activities, and financing activities for the two earliest periods presented in the statement of cash flows – for example, fiscal year 2010, as compared to fiscal year 2009. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K for further guidance.

Company Response:

We note the Staff’s comment and reviewed the referenced Instruction.  In future filings, we will expand our disclosure to include this comparative analysis for the two earlier periods presented in the statement of cash flows.

Operating activities, page 32

2. We note the reference to noncash items as part of your analysis of the variance in cash provided by operating activities for fiscal year 2011, as compared to fiscal year 2010. In this regard, please expand your analysis to also address items that directly affect cash flows and provide both quantification and a discussion of the underlying factors associated with those cash items cited. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance.

Company Response:

We note the Staff’s comment and reviewed the referenced Interpretation.  In future filings, we will enhance our analysis to address items that directly affect cash flows with quantification and additional disclosure as appropriate.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

3. We note your disclosure that “revenues from air-related charges are recognized when the transportation is provided if the product is not deemed independent of the scheduled service.” This disclosure implies that you provide certain air-related products and/or services that you do deem to be independent of your scheduled service. In this regard, please tell us and disclose the nature of any air-related charges that are recognized prior to when transportation is provided based upon the determination that the associated products and/or services are independent of the scheduled service. Also, tell us the basis for your accounting treatment.

Company Response:

The air-related charges deemed to be independent of the original ticket sale (identified as scheduled service), for which we recognize revenue as the charge occurs, includes our change fee and cancellation fee.  A change fee occurs when a customer changes an itinerary.  A cancellation fee occurs when a customer cancels an itinerary and receives an issued credit voucher to apply against future travel.

Our basis for the accounting treatment of these fees, deemed independent of the original ticket sale, is that they are found realizable and earned (recognition factors identified in ASC 605-10-25-1) at the time the fee is assessed.  The Airline Audit Guide (“AAG-AIR”) identifies that the predominant industry practice for the revenue recognition of change fees is when the fee is assessed.  Our determination that change fees and cancellation fees are independent of the original ticket sale is in line with the criteria presented in the AAG-AIR: the charge is subsequent to the initial sales transaction, there is no requirement on the passenger to pay the fees at the time of the original sale and passengers who pay change fees receive additional utility to which they would not otherwise be entitled.

Our current disclosure identifies that revenues from change fees imposed on passengers for making changes to nonrefundable itineraries are recognized as they occur.  In response to the Staff’s comment, in future filings, we will expand our disclosure to describe the revenue recognition principles for cancellation fees and identify that this air-related service is deemed independent of the original ticket sale.

Note 5. Long Term Debt

Senior Secured Term Loan Facility, page 49

4. Please tell us and disclose the nature of the associated mandatory prepayments, as well as their timing and amount. If the amounts are not quantifiable, tell us and disclose the basis for determining the amounts.

Company Response:

In response to the Staff’s comments, we provide the following enhanced discussion of mandatory prepayments under the Term Loan.

The senior secured term loan facility (the “Term Loan”) contains mandatory prepayment provisions associated with cash proceeds in excess of $5 million from the sale of certain assets (which are not reinvested within 270 days), cash proceeds from the issuance or incurrence of indebtedness for money borrowed in violation of the covenants in the Term Loan, cash proceeds from insurance or condemnation (which are not reinvested within 270 days) and for 25% of our excess cash flow (as defined in the Term Loan) if our leverage ratio exceeds 1.5:1 as of the end of any year.  In the event we do not reinvest the cash proceeds from the sale of certain assets or from insurance or condemnation awards or if we incur indebtedness in violation of the covenants in the Term Loan, the prepayment will be due within three business days following the date of the event requiring the prepayment.  The prepayment associated with the leverage ratio exceeding 1.5:1 would be payable within 90 days after the end of the year for the covenant calculation. As we would expect to reinvest the proceeds from any asset sales or insurance or condemnation awards and we expect to comply with the incurrence of debt covenants in the Term Loan, we do not expect those mandatory prepayment provisions to become applicable.  As our leverage ratio calculated as of June 30, 2012, is approximately 0.9:1.0, we would not expect to have to make a mandatory prepayment of excess cash flow if we can continue to earn income consistent with our historical performance. We evaluated our compliance with these provisions and related accounting guidance to conclude the probability of payment as of December 31, 2011 is remote and not subject to further disclosure or changes in debt classification on our financial statements.

In future filings, we will expand our disclosure for these mandatory prepayment provisions.

Note 6. Leases, page 49

5. We note that for each of the years from 2012 through 2014, your table of “scheduled future minimum lease payments under operating leases with initial or remaining non-cancelable lease terms in excess of one year” reports operating lease payment obligations that are substantially higher than the $8.3 million of total rental expense recognized for aircraft and non-aircraft operating leases for fiscal year 2011. We also note per the disclosure in this footnote that, effective as of January 2012, you no longer have any aircraft that are held under operating leases. Given the observations noted above, please tell us and disclose the reason why your future minimum lease payments are expected to increase for the period from 2012 through 2014. In addition, consider whether it would be appropriate for you to provide additional disclosure related to the expected increase in your operating lease payments within MD&A – particularly, in regard to the potential impact to your future results of operations and/or liquidity.

Company Response:

Aircraft lease rentals accounted for only $1.1 million of total rental expense in 2011. The balance of total rental expense predominantly related to non-aircraft leases, such as our office leases and airport leases.  We lease facilities at each of our leisure destinations and several of the other airports we serve.  These use and lease agreements include use of gate space and areas surrounding the gates, along with other operations support areas.  In addition, under these agreements, we have obligations for common and joint use space in the terminal facilities.

The estimated contractual obligations disclosed in our “scheduled future minimum lease payments under operating leases with initial or remaining non-cancelable lease terms in excess of one year” include certain obligations under these use and lease agreements, such as common and joint use space, which we consider airport fees and are not included in total rental expense.  For the year ended December 31, 2011, we had $5.0 million of these airport fees in addition to the $8.3 million of total rental expense.

In future filings, we will exclude airport fees based on variable passenger and aircraft activity under our use and lease agreements from the “scheduled future minimum lease payments under operating leases with initial or remaining non-cancelable lease terms in excess of one year”. The impact of disclosing this information in our Form 10-K for the year ended December 31, 2011 is not material.

The Company hereby acknowledges that:
• The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “SEC” or the “Commission”);
• SEC staff comments or changes in disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings; and
• The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please confirm that the foregoing satisfies the concerns expressed in the Staff’s comment letter. Please contact me at (404) 233-2800 should you require additional information or have questions regarding this letter.

Very truly yours,

/s/ Robert B. Goldberg

Robert B. Goldberg
Counsel to the Company
cc:	Scott Sheldon, Chief Financial Officer